Exhibit 99.1

MAGIC EMPIRE GLOBAL LIMITED

3/F, 8 Wyndham Street, Central

Hong Kong

PROXY STATEMENT AND NOTICE OF

A MEETING THE HOLDERS OF CLASS B ORDINARY SHARES

To be held on July 22, 2026

Dear Holders of Class B Ordinary Shares:

You are cordially invited to attend the meeting of the holders of Class B ordinary shares of no par value each (the “Class B Ordinary Shares”) of Magic Empire Global Limited (“MEGL”, the “Company”, “we”, “our” or “us”), which will be held at 10:00 a.m., local time, on July 22, 2026 (the “Class B Meeting”). The Class B Meeting will be held at our office at Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong. Holders of Class B Ordinary Shares will be able to attend the meeting in-person and vote.

PROXY STATEMENT AND NOTICE OF

AN EXTRAORDINARY MEETING OF SHAREHOLDERS

To be held immediately following the meeting of the holders of class B ordinary shares on July 22, 2026

Dear Shareholders:

You are cordially invited to attend the extraordinary general meeting of the shareholders of Magic Empire Global Limited (“MEGL”, the “Company”, “we”, “our” or “us”), which will be held immediately following the Class B Meeting (the “EGM”, together with the Class B Meeting, the “Meetings”). The EGM will be held at our office at Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Meetings are described in the Notice of the Meetings and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETINGS, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETINGS, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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NOTICE OF THE CLASS B MEETING OF
MAGIC EMPIRE GLOBAL LIMITED (THE “COMPANY”)

TIME:	10:00 A.M., Hong Kong Time, on July 22, 2026 (10:00 P.M., Eastern Time, on July 21, 2026)

PLACE:	Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong

ITEM OF BUSINESS:

Class B Proposal	By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and each Class A ordinary share of no par value each of the Company (the “Class A Ordinary Shares”) shall continue to confer upon a member the right to one (1) vote and the non-voting ordinary shares of no par value each of the Company (the “Non-voting Ordinary Shares”) shall continue to confer no voting right to the holders thereof.

NOTICE OF THE EXTRAORDINARY MEETING OF SHAREHOLDERS OF
THE COMPANY

TIME:	Immediately following the Class B Meeting on July 22, 2026

PLACE:	Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong

ITEM OF BUSINESS:

Proposal One	By a resolution of members that the authorized shares of the Company be and is hereby increased from a maximum of 600,000,000 shares of no par value each divided into (i) 280,000,000 Class A Ordinary Shares of no par value each; (ii) 20,000,000 Class B Ordinary Shares of no par value each and (iii) 300,000,000 Non-voting Ordinary Shares of no par value each to a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each by the creation of an aggregate of 4,400,000,000 shares of no par value each consisting of 2,053,333,333 Class A Ordinary Shares, 146,666,667 Class B Ordinary Shares and 2,200,000,000 Non-voting Ordinary Shares (the “Increase of Authorised Shares”).

Proposal Two	By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes; and each Class A Ordinary Share shall continue to confer upon a member the right to one (1) vote and the Non-voting Ordinary Shares shall continue to confer no voting right to the holders thereof.

Proposal Three	By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares and the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) above, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A be and hereby is approved and adopted, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company.

Proposal Four	By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) and the adoption of the Amended M&A above, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered agent of the Company be instructed to make all necessary filings with the Registrar of Corporate Affairs in the British Virgin Islands in connection with the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, and the passing of the foregoing resolutions of members; and (if necessary) the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly;

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Proposal Five	By resolutions of members that:
(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares, each of no par value (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the Board in its absolute discretion within two (2) years after the date of passing of these resolutions of members with such consolidated Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no greater than 2,000-for-1 (the “Range”);

(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole share; and

(iii)	the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered agent and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

Proposal Six	By a resolution of members that the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.

WHO MAY VOTE:	Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on June 30, 2026 (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the Meetings (subject, in the case of the Class B Meeting, to holding Class B Ordinary Shares as of the Record Date).

DATE OF MAILING:	This notice and the proxy statement are first being mailed to holders of Class A Ordinary Shares and Class B Ordinary Shares on or about July 14, 2026.

By order of the Board of Directors,

/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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ABOUT THE CLASS B MEETING

What am I voting on?

You will be voting on the following:

Class B Proposal	By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and each Class A ordinary share of no par value each of the Company (the “Class A Ordinary Shares”) shall continue to confer upon a member the right to one (1) vote and the non-voting ordinary shares of no par value each of the Company (the “Non-voting Ordinary Shares”) shall continue to confer no voting right to the holders thereof.

ABOUT THE EGM

What am I voting on?

You will be voting on the following:

Proposal One	By a resolution of members that the authorized shares of the Company be and is hereby increased from a maximum of 600,000,000 shares of no par value each divided into (i) 280,000,000 Class A Ordinary Shares of no par value each; (ii) 20,000,000 Class B Ordinary Shares of no par value each and (iii) 300,000,000 Non-voting Ordinary Shares of no par value each to a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each by the creation of an aggregate of 4,400,000,000 shares of no par value each consisting of 2,053,333,333 Class A Ordinary Shares, 146,666,667 Class B Ordinary Shares and 2,200,000,000 Non-voting Ordinary Shares (the “Increase of Authorised Shares”).

Proposal Two	By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes; and each Class A Ordinary Share shall continue to confer upon a member the right to one (1) vote and the Non-voting Ordinary Shares shall continue to confer no voting right to the holders thereof.

Proposal Three	By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares and the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) above, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A be and hereby is approved and adopted, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company.

Proposal Four	By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) and the adoption of the Amended M&A above, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered agent of the Company be instructed to make all necessary filings with the Registrar of Corporate Affairs in the British Virgin Islands in connection with the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, and the passing of the foregoing resolutions of members; and (if necessary) the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal Five	By resolutions of members that:
(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares, each of no par value (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the Board in its absolute discretion within two (2) years after the date of passing of these resolutions of members with such consolidated Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no greater than 2,000-for-1 (the “Range”);

(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole share; and

(iii)	the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered agent and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

Proposal Six	By a resolution of members that the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.

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Who is entitled to vote?

You may vote if you owned Class A Ordinary Shares and/or Class B Ordinary Shares as of the close of business on June 30, 2026, which we refer to as the “Record Date”. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to twenty votes. As of June 30, 2026, we had 4,064,050 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Meetings, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meetings. Whether or not you plan to attend the Meetings, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meetings. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meetings. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Meetings unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meetings.

How do I vote before the Meetings?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1) By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2) By mail, by completing, signing, and returning the enclosed proxy card; or

(3) During the Meetings in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Meetings. You may do this by (1) signing another proxy card with a later date and returning it to us before the Meetings, (2) voting again over the Internet prior to the time of the Meetings, or (3) voting at the Meetings if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Class B Proposal, Proposals One, Two, Three, Four, Five and Six in accordance with the best judgment of the named proxies on any other matters properly brought before the Meetings.

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What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Class A Ordinary Shares and/or Class B Ordinary Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Meetings?

Your shares are counted as present at the Meetings if you attend the Meetings and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Meetings, at the commencement of the Meetings, there are present in person or by proxy not less than one-third (1/3) of the votes of our outstanding Class A Ordinary Shares and Class B Ordinary Shares as of June 30, 2026. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Meetings. If a quorum is not present or represented, the Meetings shall stand adjourned to the next business day in the jurisdiction in which the Meetings were to have been held at the same time and place.

How many votes are needed to approve the Company’s proposals?

Class B Proposal. The Variation of Class B Ordinary Shares Rights. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class B Ordinary Shares present or represented by proxy and entitled to vote at the Class B Meeting.

Proposal One. The Increase of Authorised Shares. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

Proposal Two. The Variation of Class B Ordinary Shares Rights. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

Proposal Three. The amendments and restatement of the Company’s Third Memorandum and Articles of Association. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

Proposal Four. The general authorization. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

Proposal Five. The Shareholders Authorization for Share Consolidation(s). This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

Proposal Six. The Adjournment of the EGM by Chairman. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Meetings, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Meetings and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Meetings. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

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The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Meetings.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Class B Proposal and the Proposals One to Six because each is considered a non-routine matter..

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Meetings.

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CLASS B PROPOSAL

Background

On July 13, 2026, the Board approved and directed that there be submitted to the holders of Class B Ordinary Shares for approval, the following resolution:

Proposed Resolution

It is proposed that at the Class B Meeting, the following resolution be adopted:

Class B Proposal – “RESOLVED by a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and each Class A ordinary share of no par value each of the Company (the “Class A Ordinary Shares”) shall continue to confer upon a member the right to one (1) vote and the non-voting ordinary shares of no par value each of the Company (the “Non-voting Ordinary Shares”) shall continue to confer no voting right to the holders thereof.”

Vote Required

The affirmative vote of a majority of votes cast by holders of Class B Ordinary Shares present or represented by proxy and entitled to vote at the Class B Meeting is required to approve the Class B Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class B Ordinary Shares represented by executed proxies will be voted “FOR” Class B Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Class B Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CLASS B PROPOSAL.

PROPOSAL ONE

APPROVE INCREASE OF AUTHORISED SHARES

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal One – “RESOLVED by a resolution of members that the authorized shares of the Company be and is hereby increased from a maximum of 600,000,000 shares of no par value each divided into (i) 280,000,000 Class A Ordinary Shares of no par value each; (ii) 20,000,000 Class B Ordinary Shares of no par value each and (iii) 300,000,000 Non-voting Ordinary Shares of no par value each to a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each by the creation of an aggregate of 4,400,000,000 shares of no par value each consisting of 2,053,333,333 Class A Ordinary Shares, 146,666,667 Class B Ordinary Shares and 2,200,000,000 Non-voting Ordinary Shares (the “Increase of Authorised Shares”)”

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Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal One. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal One. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal One, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL ONE.

PROPOSAL TWO

APPROVE VARIATION OF CLASS B ORDINARY SHARES RIGHTS

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal Two – “By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes; and each Class A Ordinary Share shall continue to confer upon a member the right to one (1) vote and the Non-voting Ordinary Shares shall continue to confer no voting right to the holders thereof.”

Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal Two. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal Two. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Two, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL TWO.

PROPOSAL THREE

APPROVE AND ADOPT THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

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Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal Three – “By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares and the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) above, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A be and hereby is approved and adopted, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company.”

Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal Three. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal Three. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Three, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL THREE.

PROPOSAL FOUR

APPROVE GENERAL AUTHORIZATION

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal Four – “By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) and the adoption of the Amended M&A above, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered agent of the Company be instructed to make all necessary filings with the Registrar of Corporate Affairs in the British Virgin Islands in connection with the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, and the passing of the foregoing resolutions of members; and (if necessary) the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.”

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Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal Four. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal Four. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Four, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL FOUR.

PROPOSAL FIVE

APPROVE SHAREHOLDER AUTHORIZATION FOR SHARE CONSOLIDATION(S)

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal Five – “By a resolution of members that,

(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares, each of no par value (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the Board in its absolute discretion within two (2) years after the date of passing of these resolutions of members with such consolidated Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no greater than 2,000-for-1 (the “Range”);

(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole share; and

(iii)	the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered agent and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).”

Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal Five. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal Five. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Five, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL FIVE.

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PROPOSAL SIX

APPROVE ADJOURNMENT OF THE EGM BY CHAIRMAN

Background

On July 13, 2026, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following resolution:

Proposed Resolution

It is proposed that at the EGM, the following resolution be adopted:

Proposal Six – “By a resolution of members that the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.”

Vote Required

The affirmative vote of a majority of votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present or represented by proxy and entitled to vote at the EGM is required to approve the Proposal Six. Unless otherwise instructed on the proxy or unless authority to vote is withheld, Class A Ordinary Shares and Class B Ordinary Shares represented by executed proxies will be voted “FOR” Proposal Six. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Six, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL SIX.

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OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Meetings. If any other matters should properly come before the Meetings, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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Appendix A

Form of Fourth Amended and Restated Memorandum and Articles of Association

BVI COMPANY NUMBER: 1913489
TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS COMPANIES ACT, 2004

FOURTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

MAGIC EMPIRE GLOBAL LIMITED

奇妙王國有限公司

Incorporated on the 10th day of May, 2016

A COMPANY LIMITED BY SHARES

INCORPORATED IN THE BRITISH VIRGIN ISLANDS

(As adopted by shareholders’ resolutions dated 22 July 2026) (Filed on [date] 2026)

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Fourth Amended and Restated Memorandum of Association

of

MAGIC EMPIRE GLOBAL LIMITED

奇妙王國有限公司

A company limited by shares

(As adopted by shareholders’ resolutions dated 22 July 2026)

(Filed on [date] 2026)

1	Name

The name of the Company is MAGIC EMPIRE GLOBAL LIMITED 奇妙王國有限公司 .

2	Status

The Company shall be a company limited by shares.

3	Registered office and registered agent

3.1	The first registered office of the Company is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

3.2	The current registered office of the Company is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

3.3	The first registered agent of the Company is Offshore Incorporations Limited of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

3.4	The current registered agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

3.5	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	Capacity and power

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph 4.1(a), full rights, powers and privileges.

4.2	There are subject to clause 4.1, no limitations on the business that the Company may carry on.

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5	Number and classes of Shares

5.1	The Company is authorised to issue a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each.

5.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6	Designations powers preferences of Shares

6.1	Each Class A Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)	the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any distribution by way of dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

6.2	Each Class B Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)	the right to one hundred votes at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any distribution by way of dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

6.3	Each Non-voting Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)	the right to an equal share in any distribution by way of dividend paid by the Company; and

(b)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

However, each holder of Non-voting Ordinary Shares shall not be entitled to vote on any and all matters.

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6.4	Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share. The Directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the Directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes. For the avoidance of doubt, Class A Ordinary Shares shall under no circumstances be converted into Class B Ordinary Shares.

6.5	The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 and Regulation 6 of the Articles.

6.6	The Directors have the authority and the power by Resolution of Directors:

(a)	to authorise and create additional classes of shares; and

(b)	to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7	Variation of rights

The rights attached to Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued Shares of that class.

8	Rights not varied by the issue of Shares pari passu

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9	Registered Shares

9.1	The Company shall issue registered shares only.

9.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

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10	Transfer of Shares

10.1	A share may be transferred in accordance with Regulation 4 of the Articles.

11	Amendment of Memorandum and Articles

11.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 7 or 8 or this Clause 11.

12	Definitions and interpretation

12.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 and includes the regulations made under the Act;

Annual General Meeting means the annual meeting of the members to be held in accordance with Regulation 8.1;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of directors of the Company;

Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

Chairman of the Board and Chairman has the meaning specified in Regulation 13;

Class A Ordinary Share means a Share designated by the Directors of the Company as a Class A Ordinary Share;

Class B Ordinary Share means a Share designated by the Directors of the Company as a Class B Ordinary Share;

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Non-voting Ordinary Share means a Share designated by the directors as a Non-voting Ordinary Share;

Designated Stock Exchange means the Capital Market of the Nasdaq Stock Market LLC. provided, however, that until the Shares are listed on the Designated Stock Exchange, the rules of the Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

Director means any director of the Company, from time to time;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

Exchange Act means the United States Securities Exchange Act of 1934, as amended and the rules and regulations thereunder;

Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

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Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 15.

IPO means the initial public offering of securities or other rights to receive or subscribe for securities of the Company;

Listing means the listing of the Company on the Nasdaq Capital Market;

Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Officer means any officer of the Company, from time to time;

Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of Expenses can be provided under these Articles;

relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

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Seal means any seal which has been duly adopted as the common seal of the Company;

SEC means the United States Securities and Exchange Commission;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Securities Act means the United States Securities Act of 1933, as amended;

Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

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We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 10th day of May, 2016.

Incorporator

SGD: Rexella D. Hodge

……………………………….

(Sd.) Rexella D. Hodge

Authorised Signatory

OFFSHORE INCORPORATIONS LIMITED

8

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Fourth Amended and Restated Articles of Association

of

Magic Empire Global Limited

奇妙王國有限公司

A company limited by shares

(As adopted by shareholders’ resolutions dated 22 July 2026)

(Filed on [date] 2026)

1	Registered Shares

1.1	Every Member is entitled to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5	Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

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1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7	Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the IPO.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act does not apply to the Company.

2.3	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.4	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5	Subject to Regulation 2.6, the Company shall keep a register (the share register) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the share register; and

(d)	the date on which any Eligible Person ceased to be a Member.

2.6	Where the Company or any of its Shares is listed on a Designated Stock Exchange, the company may keep a share register containing the information referred to in Regulation 2.5 or such other information as these Articles permit or as may be approved by a Resolution of Members.

2.7	The share register may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

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2.8	A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine. Notwithstanding the foregoing, the Directors may also issue options, warrants, other rights to acquire shares or convertible securities in connection with the Company’s IPO.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of fourteen (14) days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.4 and that Member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1	Subject to the Memorandum shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2	A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

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4.3	The transfer of a Share is effective when the name of the transferee is entered on the share register.

4.4	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

4.5	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

4.6	Except in relation to a transfer made pursuant to Regulation 4.2, the Directors may decline to register a transfer of an Ordinary Share which (i) is not fully paid up or on which the Company has a lien; or (ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four (4). If the Directors refuse to register a transfer they shall, within one (1) month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

4.7	A member wishing to transfer a Share is liable to pay to the Company a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Director may from time to time require, is paid to the Company in respect of such transfer.

4.8	The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.2	Dividends may be paid in money, shares, or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

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5.4	Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company.

6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)	The Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)	The Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent (50%) of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	Mortgages and charges of Shares

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

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7.2	There shall be entered in the share register at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs 7.2(a) and 7.2(b) are entered in the share register.

7.3	Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	Meetings and consents of Members

8.1	An Annual General Meeting shall be held in each year, except that an Annual General Meeting need not be held in the year of the Listing or the following year, at such time (with a period of not more than fifteen (15) months after the date of the Listing or more than fifteen (15) months after the holding of the last preceding Annual General Meeting) and place within or outside the British Virgin Islands as may be determined by the Directors.

8.2	Subject to the Act, the rules of the Designated Stock Exchange and to any other rules which the Company is bound to follow, the Company may send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

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(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Regulation 8.2 “publication period” means a period of not less than seven (7) days, from the day on which the notification referred to in Regulation 8.2(c) is deemed sent.

8.3	Upon the written request of the Members entitled to exercise 30 per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

8.4	The Director convening a meeting of Members shall give not less than seven (7) days’ written notice of such meeting to:

(a)	those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)	the other Directors.

8.5	The director convening a meeting of Members may fix as the record date for determining those Members that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

8.6	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.7	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.8	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.9	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

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8.10	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy. Any proxy given by the Depositary Trust Company (DTC), its nominee or any DTC participant in the customary form and in the ordinary course with respect of the Company with equity securities registered pursuant to Section 12(b) of the Exchange Act shall be deemed valid.

Magic Empire Global Limited

奇妙王國有限公司

I/We being a Member of the above Company hereby appoint ……………………………………………………………………………..…… of ……………………………………...……….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20[    ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20[    ].

……………………………

Member

8.11	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.12	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

8.13	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members. No business may be transacted at any meeting of Members unless a quorum is present at the commencement of business.

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8.14	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and at the adjourned meeting those who present within one hour from the time appointed for the meeting in person or by proxy entitled to vote on the matters to be considered by the meeting shall constitute a quorum but otherwise the meeting shall be dissolved.

8.15	At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

8.16	The person appointed as chairman of the meeting pursuant to Regulation 8.15 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.17	A resolution put to the vote of the meeting shall be decided on a poll. At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.18	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.19	Any Member other than an individual may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

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8.20	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within seven (7) days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.21	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.22	Each holder of Class A Ordinary Shares shall, on a poll, be entitled to one vote for each Class A Ordinary Share he or she holds and each holder of Class B Ordinary Shares shall, on a poll, be entitled to one hundred votes for each Class B Ordinary Share he or she holds on any and all matters.

8.23	Each holder of Non-voting Ordinary Shares shall not, on a poll, be entitled to exercise any votes for each Non-voting Ordinary Share he or she holds on any and all matters.

8.24	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

9	Directors

9.1	The first directors of the Company shall be appointed by the first registered agent within thirty (30) days of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one and there shall be no maximum number of directors.

9.4	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

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9.5	A director may be removed from office with or without cause by,

(a)	a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent (75%) of the Members of the Company entitled to vote; or

(b)	a Resolution of Directors passed at a meeting of directors.

9.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.7	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.9	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.10	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.11	The directors may, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

9.12	A director is not required to hold a Share as a qualification to office.

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10	Powers of directors

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.4	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.5	The continuing directors may act notwithstanding any vacancy in their body.

10.6	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.8	Section 175 of the Act shall not apply to the Company.

11	Proceedings of directors

11.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other directors.

11.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4	A director shall be given not less than three (3) days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

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11.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only two directors in which case the quorum is two.

11.6	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12	Committees

12.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

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(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.3	Regulations 12.2(b) and 12.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.4	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	Officers and agents

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

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14	Conflict of interests

14.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other Directors to the effect that a director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	A Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	Indemnification

15.1	Subject to the limitations hereinafter provided the Company shall indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director of the Company; or

(b)	is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other Enterprise.

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15.2	The indemnity in Regulation 15.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

15.3	The decision of the directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

16	Records

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the share register, or a copy of the share register;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

16.2	If the Company maintains only a copy of the share register or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within fifteen (15) days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

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(b)	minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)	an impression of the Seal, if any.

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within fourteen (14) days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	Registers of charges

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

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20	Accounts and audit

20.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Company may by Resolution of Members call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

20.3	The Company may by Resolution of Members call for the accounts to be examined by auditors.

20.4	If the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee as a committee of the Board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange subject to any available exemptions therefrom and the operation of the Act. The audit committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

20.5	If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

20.6	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

20.7	If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)	at the Annual General Meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)	a person, other than a retiring auditor, shall not be capable of being appointed auditor at an Annual General Meeting unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the Annual General Meeting and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)	the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

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20.8	The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

20.9	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

20.10	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

20.11	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.12	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

21	Notices

21.1	Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	Voluntary winding up

22.1	The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

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We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 10th day of May, 2016.

Incorporator

SGD: Rexella D. Hodge

……………………………….

(Sd.) Rexella D. Hodge

Authorised Signatory

OFFSHORE INCORPORATIONS LIMITED

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